Exhibit 99.1

ABN 82 010 975 612 PO Box 2403 Toowong Queensland 4066 Australia Telephone: + 61 7 3842 3333 Facsimile: + 61 7 3720 9624 www.progen-pharma.com PG545 Preclinical Anti-Cancer Activity Presented at the AACR Annual Meeting Brisbane, Australia, 5th April 2011. Progen Pharmaceuticals Ltd (ASX:PGL,OTC:PGLA) announced today that it had presented new preclinical data on its dual angiogenesis and heparanase inhibitor, PG545, at the American Association for Cancer Research (AACR) meeting being held in Orlando, Florida. The meeting brings together almost 20,000 participants from around the world to discuss new and significant advances in the causes, diagnosis, treatment and prevention of cancer. The data presented shows that PG545 slows solid tumour growth and potently inhibits the development of spontaneous lung metastasis in a model of breast cancer. Moreover, blockade of metastasis is linked with significantly improved overall survival. Progen’s Director of Preclinical Development Dr Keith Dredge said that “the study confirmed PG545 has the ability to stop the spread of metastatic disease – a property not necessarily associated with other angiogenesis inhibitors”. He also added that “This is the first study to link PG545’s anti-tumour and anti-metastatic activities with reduced levels of heparanase. Furthermore the measurement of heparanase levels following treatment by PG545 represents an important step forward as this enzyme has proved difficult to analyse in living systems despite its therapeutic importance in cancer.” Progen CEO Sue MacLeman said “We continue to make progress with PG545 and these results demonstrate the potential of PG545 as an anti-angiogenesis and anti-metastatic therapy.” The commercial potential of Progen’s compounds under development is demonstrated by the 2009 sales for the three leading anti-angiogenic therapies Avastin®, Nexavar® and Sutent® totalling US$7.77 billion. PG545 is currently being evaluated in cancer patients in a Phase I clinical trial in Australia. Poster Details Title: The heparan sulfate mimetic PG545 potently inhibits spontaneous lung metastasis and significantly enhances overall survival in the 4T1 breast carcinoma model. Permanent Abstract No: 1461 Session Date and Time: Monday April 4th, 2011 8:00AM-12:00PM CDT Location: Exhibit Hall A4-C, Poster Section 20. ENDS

About Progen Pharmaceuticals Ltd Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer. Progen has built a focus and strength in anti-cancer drug discovery and development. www.progen-pharma.com For more information: Sue MacLeman Stephanie Paul Chief Executive Officer Phillips Group +61 7 3842 3333 +61 7 3230 5000 +61 437 211 200 +61 418 753 062 This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PG11047, PG545, PG562, PG11122, PG11144 and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.